Free Writing Prospectus

VanEck Merk Gold Trust

2020-07-24 OUNZ article - Gold ETF gets cheaper (ETF.com)

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Gold ETF Gets Cheaper

Demand is hot for gold ETFs this year, and so is the race to capture it. This week, VanEck slashed the fee on its physical gold ETF, the VanEck Merk Gold Trust (OUNZ), bringing its cost in line with the iShares Gold Trust (IAU), and undercutting the segment leader, the SPDR Gold Trust (GLD).

Effective Friday, July 24, OUNZ will have an expense ratio of 0.25%, or $25 per $10,000 invested—down from 0.40% previously.

OUNZ, first launched in 2014 by Merk, offers the unique feature of allowing investors of any size to convert ETF shares for physical gold in the form of coins and bars. The paper-to-metal mechanism isn’t all that widely used (there are extra fees with such a conversion), but it’s a feature that appeals to gold investors who like to have the option of storing physical gold if they wish. In fact, deliveries of gold did pick up pace this year, Merk Investments’ Axel Merk said.

“They’ve ticked up quite a bit this year, with several deliveries, including when mints were shut down and many coin dealers were out of coin,” Merk said. “OUNZ was not only open for business, but had several coin deliveries. Others bought OUNZ with the intent of taking delivery later as premiums for coins were elevated.”

Still, OUNZ has lagged its ETF competitors in attracting assets in dollar terms this year, with one of the highest price tags in the segment, costing more than 2x the fee of many of its counterparts. GLD has an expense ratio of 0.40%, which, come Friday, will be the highest fee in this space.

With about $311 million in total assets, OUNZ is the seventh largest physical gold ETF in a highly competitive segment populated by the likes of the $71 billion GLD, the $27 billion IAU, the $2.3 billion Aberdeen Standard Physical Gold Shares ETF (SGOL) and the $1 million GraniteShares Gold Trust (BAR), the latter two battling for the title of cheapest in the segment, with expense ratios of 0.17%.

Since March 23, when the U.S. stock market hit a low, gold ETF demand picked up pace significantly, with nearly $24 billion flowing into physical gold ETFs since then.

During that time, the bulk of the assets went to GLD—$17 billion—and IAU, which took in about $5 billion in net creations. OUNZ has attracted $60 million in net inflows in the period.

New ETF Benefits From ‘Diversified Expertiseʼ

First Trust launched this week an actively managed multimanager ETF that looks for large cap growth stocks in the Russell 1000 Growth universe, the First Trust Multi-Manager Large Growth ETF (MMLG). MMLG costs 0.85% in expense ratio, or $85 per $10,000 invested.

At launch, the portfolio was allocated heavily to information technology and communications—almost 60% of the mix is tied to these two sectors. Top holdings include Amazon, Microsoft, Netflix, Alphabet and Visa.

(Use our stock finder tool to find an ETF’s allocation to a certain stock.) First Trust Advisors manages the fund, with day-to-day security selection being conducted by an investment committee that will oversee the subadvisors on the strategy, Wellington Management Company and Sands Capital Management, according to the firm. The idea is that a multimanager strategy can benefit from “diversified expertise.”

“Through the blending of multiple portfolio management teams, First Trust seeks to provide idiosyncratic profiles that complement each other,” First Trust said in a release.

Contact Cinthia Murphy at cmurphy@etf.com

The issuer has filed a registration statement with the SEC for offering to which this communication relates. Before you invest, you should read the prospectus and other documents.